Supplementary Material for Financial Results for the 3 Months ended December 31, 2006 (Consolidated)

                                                                                                                         [U.S. GAAP]
------------------------------------------------------------------------------------------------------------------------------------
                    FY2006                                                                          FY2007                   FY2007
                   --------------------------------------------------------              -----------------------------   -----------
                                                                              FY2006                                       Prospects
                             (Note 1)                    (Note 1)  (Note 1)   12 mos.         (Note 1)                       ending
                   ------------------           -----------------              ended     ----------------------               March
                                      1st                           2nd       March                        1st                  31,
                      1Q      2Q      Half        3Q       4Q       Half    31, 2006    1Q       2Q        Half     3Q         2007
------------------------------------------------------------------------------------------------------------------------------------
Vehicle
Production

(thousands
of units)           1,892    1,809    3,701     1,914     2,096    4,010     7,711    2,000    1,957     3,957     2,092
------------------------------------------------------------------------------------------------------------------------------------

(Japan)-including
   Daihatsu & Hino  1,123    1,068    2,191     1,177     1,316     2,493     4,684    1,231    1,219     2,450     1,319
     [Daihatsu]    [  175 ] [  169 ] [  344 ]  [  188 ]  [  189]   [  377 ]  [  721 ] [  197 ] [  197 ]  [  394 ]  [  208 ]
     [Hino]        [   24 ] [   25 ] [   49 ]  [   25 ]  [   26]   [   51 ]  [  100 ] [   26 ] [   26 ]  [   52 ]  [   22 ]
------------------------------------------------------------------------------------------------------------------------------------
(Overseas)-including
   Daihatsu & Hino    769      741    1,510       737       780     1,517     3,027      769      738     1,507       773
     [Daihatsu]    [   14 ] [   11 ] [   25 ]  [    9 ]   [   8 ]  [   17 ]  [   42 ] [    4 ] [    9 ]  [   13 ]  [   13 ]
     [Hino]        [    - ] [    - ] [    - ]  [    - ]   [   - ]  [    - ]  [    - ] [    - ] [   -  ]  [    - ]  [    - ]
------------------------------------------------------------------------------------------------------------------------------------
  North America       320      289      609       285       307       592     1,201      314      276       590       286
------------------------------------------------------------------------------------------------------------------------------------
     Europe           157      142      299       147       177       324       623      187      162       349       183
------------------------------------------------------------------------------------------------------------------------------------
      Asia            205      211      416       217       203       420       836      184      189       373       194
------------------------------------------------------------------------------------------------------------------------------------
  Latin America        31       32       63        30        29        59       122       37       40        77        37
------------------------------------------------------------------------------------------------------------------------------------
     Oceania           29       29       58        27        28        55       113       18       33        51        33
------------------------------------------------------------------------------------------------------------------------------------
      Africa           27       38       65        31        36        67       132       29       38        67        40
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales
(thousands
  of units)         1,948    1,885    3,833     1,980     2,161     4,141     7,974    2,091    2,054     4,145     2,155     8,470
------------------------------------------------------------------------------------------------------------------------------------
  (Japan) -
  including
 Daihatsu & Hino      550      536    1,086       571       707     1,278     2,364      543      530     1,073       541     2,290

  [Daihatsu]       [  133 ] [  132 ] [  265 ]  [  130 ]  [  169 ]  [  299 ]  [  564 ] [  140 ] [  136 ]  [  276 ]  [  132 ]  [  590]

  [Hino]           [   10 ] [   16 ] [   26 ]  [   14 ]  [   16 ]  [   30 ]  [   56 ] [   11 ] [   17 ]  [   28 ]  [   10 ]  [   50]
------------------------------------------------------------------------------------------------------------------------------------
(Overseas)-including
   Daihatsu & Hino  1,398    1,349    2,747     1,409     1,454     2,863     5,610    1,548    1,524     3,072     1,614     6,180

  [Daihatsu]       [   41 ] [   39 ] [   80 ]  [   36 ]  [   32 ]  [   68 ]  [  148 ] [   38 ] [   47 ]  [   85 ]  [   50 ]  [  180]

  [Hino]           [   12 ] [   11 ] [   23 ]  [   11 ]  [   12 ]  [   23 ]  [   46 ] [   13 ] [   11 ]  [   24 ]  [   12 ]  [   50]
------------------------------------------------------------------------------------------------------------------------------------
  North America       641      604    1,245       643       668     1,311     2,556      747      717     1,464       764     2,900
  ----------------------------------------------------------------------------------------------------------------------------------
     Europe           256      242      498       246       279       525     1,023      308      281       589       306     1,200
  ----------------------------------------------------------------------------------------------------------------------------------
      Asia            229      219      448       217       215       432       880      193      189       382       204       770
  ----------------------------------------------------------------------------------------------------------------------------------
  Latin America        61       63      124        59        50       109       233       67       75       142        79       310
  ----------------------------------------------------------------------------------------------------------------------------------
     Oceania           67       62      129        59        63       122       251       64       67       131        68       260
  ----------------------------------------------------------------------------------------------------------------------------------
      Africa           64       62      126        63        64       127       253       66       79       145        84       290
  ----------------------------------------------------------------------------------------------------------------------------------
  Middle East          78       95      173       120       113       233       406      102      114       216       107       450
  ----------------------------------------------------------------------------------------------------------------------------------
     Others             2        2        4         2         2         4         8        1        2         3         2
------------------------------------------------------------------------------------------------------------------------------------
Total Retail Unit
  Sales (thousands
    of units        2,058    2,035    4,093     2,007     2,152     4,159     8,252    2,208    2,252     4,460     2,200
------------------------------------------------------------------------------------------------------------------------------------
Housing Sales
  (units)            919    1,355    2,274     1,307     1,944     3,251     5,525    1,001    1,592     2,593     1,352
------------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate                                                                                                         as
                                                                                                                            premise:
------------------------------------------------------------------------------------------------------------------------------------
  Yen to US
  Dollar Rate         108      111      110       117       117       117       113      115      116       115       118       116
------------------------------------------------------------------------------------------------------------------------------------
  Yen to
  Euro Rate           135      136      136       139       141       140       138      144      148       146       152       147
------------------------------------------------------------------------------------------------------------------------------------
Market Share (Japan)                                                                                                         approx-
                                                                                                                             imately
  Toyota
  (excluding
  Mini-cars)(%)      45.0     40.8     42.8      46.2      45.4      45.7      44.3     46.5     43.0      44.7      47.5        45%
------------------------------------------------------------------------------------------------------------------------------------
  Toyota,
  Daihatsu
  and Hino
  (including
  Mini-cars) (%)     41.1              39.8      42.5                          40.9     41.8               40.7      42.3
------------------------------------------------------------------------------------------------------------------------------------
Number of                                                                                                              (Note 2)
Employees                           278,622                                 285,977                     295,992
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
(billions of yen) 4,981.7  4,971.4  9,953.1   5,333.3   5,750.5  11,083.8  21,036.9  5,638.1  5,833.7  11,471.8   6,146.5  23,200.0
------------------------------------------------------------------------------------------------------------------------------------
 Geographical
 Segment
------------------------------------------------------------------------------------------------------------------------------------
   Japan          2,992.0  3,040.9  6,032.9   3,375.8   3,702.8   7,078.6  13,111.5  3,422.3  3,588.0   7,010.3   3,806.2
------------------------------------------------------------------------------------------------------------------------------------
 North America    1,835.7  1,791.6  3,627.3   2,027.0   2,033.6   4,060.6   7,687.9  2,181.6  2,163.0   4,344.6   2,378.1
------------------------------------------------------------------------------------------------------------------------------------
    Eurpoe          673.1    627.7  1,300.8     666.6     760.0   1,426.6   2,727.4    832.3    850.3   1,682.6     883.7
------------------------------------------------------------------------------------------------------------------------------------
     Asia           507.1    489.9    997.0     501.0     544.8   1,045.8   2,042.8    484.6    540.1   1,024.7     561.9
------------------------------------------------------------------------------------------------------------------------------------
    Others          363.4    396.7    760.1     416.4     425.2     841.6   1,601.7    453.1    515.4     968.5     511.1
------------------------------------------------------------------------------------------------------------------------------------
  Elimination    -1,389.6 -1,375.4 -2,765.0  -1,653.5  -1,715.9  -3,369.4  -6,134.4 -1,735.8 -1,823.1  -3,558.9  -1,994.5
------------------------------------------------------------------------------------------------------------------------------------
 Business Segment
 -----------------------------------------------------------------------------------------------------------------------------------
  Automotive      4,620.6  4,523.9  9,144.5   4,900.0   5,293.6  10,193.6  19,338.1  5,187.6  5,296.6  10,484.2   5,665.7
------------------------------------------------------------------------------------------------------------------------------------
  Financia
  Services          217.4    244.6    462.0     262.0     272.9     534.9     996.9    284.6    314.8     599.4     334.3
------------------------------------------------------------------------------------------------------------------------------------
  All Other         234.4    301.5    535.9     289.9     364.5     654.4   1,190.3    295.0    347.2     642.2     310.5
------------------------------------------------------------------------------------------------------------------------------------
  Elimination       -90.7    -98.6   -189.3    -118.6    -180.5    -299.1    -488.4   -129.1   -124.9    -254.0    -164.0
------------------------------------------------------------------------------------------------------------------------------------
Operating Income
(billions of yen)   405.1    404.3    809.4     482.2     586.7   1,068.9   1,878.3    512.4    581.0   1,093.4     574.7   2,200.0
------------------------------------------------------------------------------------------------------------------------------------
(Operating
Income Ratio) (%)    (8.1)    (8.1)    (8.1)     (9.0)    (10.2)     (9.6)     (8.9)    (9.1)   (10.0)     (9.5)     (9.4)     (9.5)
------------------------------------------------------------------------------------------------------------------------------------
 Geographical
 Segment
------------------------------------------------------------------------------------------------------------------------------------
    Japan           188.4    197.5    385.9     281.1     408.9     690.0   1,075.9    293.0    391.4     684.4     383.5
------------------------------------------------------------------------------------------------------------------------------------
  North America     137.8    130.7    268.5     127.8      99.3     227.1     495.6    140.1    110.4     250.5      99.1
------------------------------------------------------------------------------------------------------------------------------------
     Europe          16.7     23.4     40.1      26.6      27.2      53.8      93.9     36.5     29.5      66.0      34.8
------------------------------------------------------------------------------------------------------------------------------------
      Asia           39.8     35.6     75.4      38.6      31.5      70.1     145.5     30.0     31.3      61.3      28.1
------------------------------------------------------------------------------------------------------------------------------------
     Others          17.0     19.2     36.2      14.7      16.3      31.0      67.2     15.9     20.2      36.1      31.0
------------------------------------------------------------------------------------------------------------------------------------
  Elimination         5.4     -2.1      3.3      -6.6       3.5      -3.1       0.2     -3.1     -1.8      -4.9      -1.8
------------------------------------------------------------------------------------------------------------------------------------
Business Segment
------------------------------------------------------------------------------------------------------------------------------------
  Automotive        366.8    354.5    721.3     427.3     545.4     972.7   1,694.0    459.4    532.7     992.1     524.1
------------------------------------------------------------------------------------------------------------------------------------
  Financial
  Services           39.7     43.8     83.5      46.8      25.5      72.3     155.8     47.7     32.2      79.9      41.3
------------------------------------------------------------------------------------------------------------------------------------
  All Other           1.5      8.3      9.8      11.5      18.4      29.9      39.7      5.2     15.8      21.0       8.1
------------------------------------------------------------------------------------------------------------------------------------
  Elimination        -2.9     -2.3     -5.2      -3.4      -2.6      -6.0     -11.2      0.1      0.3       0.4       1.2
------------------------------------------------------------------------------------------------------------------------------------
Income
before taxes        421.8    434.1    855.9     639.9     591.5   1,231.4   2,087.3    554.6    611.5   1,166.1     615.9   2,300.0
(billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
(Income before
  taxes              (8.5)    (8.7)    (8.6)    (12.0)    (10.3)    (11.1)     (9.9)    (9.8)   (10.5)    (10.2)    (10.0)     (9.9)
  Ratio) (%)
------------------------------------------------------------------------------------------------------------------------------------
Equity in Earnings
of Affiliated
Companies
(billions of yen)    35.6     35.1     70.7      45.8      47.8      93.6     164.3     56.2     33.2      89.4      66.1
------------------------------------------------------------------------------------------------------------------------------------
Net Income
(billions of yen)   266.8    303.7    570.5     397.5     404.1     801.6   1,372.1    371.5    405.7     777.2     426.7   1,550.0
------------------------------------------------------------------------------------------------------------------------------------
(Net Income
  Ratio) (%)         (5.4)    (6.1)    (5.7)     (7.5)     (7.0)     (7.2)     (6.5)    (6.6)    (7.0)     (6.8)     (6.9)     (6.7)
------------------------------------------------------------------------------------------------------------------------------------
Research &
Development
(billions of yen)   180.4    192.7    373.1     211.4     228.1     439.5     812.6    207.9    185.3     393.2     229.0     890.0
------------------------------------------------------------------------------------------------------------------------------------
Depreciation
(billions                                                                                                              (Note 3)
of yen)             190.7    210.2    400.9     236.2     254.3     490.5     891.4    225.9    229.3     455.2     233.2     930.0
------------------------------------------------------------------------------------------------------------------------------------
 Geographical
 Segment
------------------------------------------------------------------------------------------------------------------------------------
    Japan           115.2    132.9    248.1     150.9     169.9     320.8     568.9    146.3    148.8     295.1     142.2     590.0
  ----------------------------------------------------------------------------------------------------------------------------------
  North America      38.6     39.1     77.7      46.2      41.2      87.4     165.1     38.4     35.9      74.3      43.9     165.0
  ----------------------------------------------------------------------------------------------------------------------------------
    Europe           18.4     19.5     37.9      18.5      19.5      38.0      75.9     20.0     22.5      42.5      22.2      80.0
  ----------------------------------------------------------------------------------------------------------------------------------
     Asia            11.0     10.9     21.9      11.9      14.2      26.1      48.0     13.2     14.0      27.2      15.5      55.0
  ----------------------------------------------------------------------------------------------------------------------------------
    Others            7.5      7.8     15.3       8.7       9.5      18.2      33.5      8.0      8.1      16.1       9.4      40.0
------------------------------------------------------------------------------------------------------------------------------------
    Capital
  Expenditures
   (billions                                                                                                           (Note 3)
      of yen)       265.3    430.5    695.8     365.0     468.0     833.0   1,528.8    325.8    346.0     671.8     325.9   1,550.0
------------------------------------------------------------------------------------------------------------------------------------
 Geographical
 Segment
    Japan           157.6    285.7    443.3     208.5     257.5     466.0     909.3    158.6    183.2     341.8     173.1      850.0
  ----------------------------------------------------------------------------------------------------------------------------------
  North America      44.8     65.3    110.1      67.9      92.3     160.2     270.3     92.2     77.5     169.7      67.9      330.0
  ----------------------------------------------------------------------------------------------------------------------------------
     Europe          31.8     30.7     62.5      31.4      36.6      68.0     130.5     23.1     24.3      47.4      26.3      130.0
  ----------------------------------------------------------------------------------------------------------------------------------
      Asia           23.2     35.1     58.3      34.5      39.1      73.6     131.9     28.3     48.1      76.4      35.9      135.0
  ----------------------------------------------------------------------------------------------------------------------------------
     Others           7.9     13.7     21.6      22.7      42.5      65.2      86.8     23.6     12.9      36.5      22.7      105.0
------------------------------------------------------------------------------------------------------------------------------------
Total Liquid Assets
(billions                                                                                                              (Note 4)
of yen)                             3,697.7                                 3,830.8                     4,023.3
------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow
(billions                                                                                                             (Note 5)
of yen)                               324.7                                   349.0                       522.3
------------------------------------------------------------------------------------------------------------------------------------
Total Assets
(billions
of yen)          25,103.6                    26,257.5  27,545.1            28,731.5 28,743.3           30,047.3  31,016.8
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders'
    Equity
(billions of yen) 9,167.6           9,692.7  10,194.4                      10,560.4 10,452.9           10,994.1  11,270.7
------------------------------------------------------------------------------------------------------------------------------------
  Return on
   Equity (%)        11.7              12.2      16.0                          14.0     14.1               14.4      15.3
------------------------------------------------------------------------------------------------------------------------------------
    Return
   on Asset (%)       4.3               4.5       5.9                           5.2      5.2                5.3       5.6
------------------------------------------------------------------------------------------------------------------------------------
Number of
Consolidated
Subsidiaries                            529                                     523                         528
------------------------------------------------------------------------------------------------------------------------------------
Number of
Affiliates
Accounted for
Under the
Equity Method                            57                                      56                          56
------------------------------------------------------------------------------------------------------------------------------------

Contributing Factors to Operating Income
FY2007 3Q (billions of yen, approximately)   Consolidated     Unconsolidated
----------------------------------------------------------------------------
Marketing Efforts                                     120.0             80.0
----------------------------------------------------------------------------
Cost Reduction Efforts                                 20.0             10.0
----------------------------------------------------------------------------
  From Engineering                                      5.0              5.0
----------------------------------------------------------------------------
  From Manufacturing and Logistics                     15.0              5.0
----------------------------------------------------------------------------
Effects of Changes in Exchange Rates                   30.0             30.0
----------------------------------------------------------------------------
Increases in Expenses                                 -77.5            -32.8
----------------------------------------------------------------------------


Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
--------------------------------------------------------------------------------